[LOEB & LOEB LLP LOGO]         David C. Fischer

                               345 Park Avenue               Direct 212.407.4827
                               New York, NY 10154-1895       Main 212.407.4000
                                                             Fax 212.214.0686
                                                             dfischer@loeb.com

March 29, 2006

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549
Mail Stop 4561
ATTN: David H. Roberts

Re: City Network, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Registration No. 001-3195
    Filed 16 March 2006

Dear Mr. Roberts:

Our responses to your March 27, 2006 letter regarding the captioned matter are numbered to correspond to the paragraph numbers of your letter, of which a copy is enclosed.

1. We have responded to this comment in the second-to-last paragraph under the caption Proposal 1--Summary of Current Transactions and the last sentence of the first paragraph under that caption.

2. We have revised the material under the caption Proposal 1--Consequences of the Failure to Obtain Stockholder Approval in response to the comment.

3. We have responded to this comment in the second-to-last paragraph under the caption Proposal 1--Summary of Current Transactions.

4. We will file the Form 8-K amendment, before releasing definitive proxy materials, and have added the requested disclosure as the last paragraph under the caption Proposal 1--Summary of Current Transactions.

Four copies of this letter and the revised proxy material marked to show changes are being delivered to you by overnight courier.

Cordially,

/s/ David C. Fischer

David C. Fischer


Los Angeles    New York    Chicago    Nashville    www.loeb.com

A limited liability partnership including professional corporations

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

[SEC LOGO]
DIVISION OF
CORPORATE FINANCE

                                 March 27, 2006

Mail Stop 4561

Tiao-Tsan Lai
Chairman, President and Chief Executive Officer
City Network, Inc.
2F-1,No. 16, Jian Ba Road
Chung Ho City
Taipei County 235
Taiwan, ROC

Re: City Network, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Registration No. 001-31959
    Filed on March 16, 2006

Dear Mr. Lai:

     This is to advise you that we have limited our review of the Preliminary Proxy Statement on Schedule 14A noted above and have the following comments:

1. In the third full paragraph on page 7, you state that the "[u]pon the issuance of the entire $650,000 in New Notes, we anticipate that substantially all proceeds will be used for such purposes and that any balance available for working capital purposes will be insignificant." In the last paragraph on page 7, you state that "[w]ithout such stockholder approval, we would be unable to issue more than 5,500,000 Transaction Shares, and accordingly, Cornell Capital may elect to fund only convertible debt in the principal amount of only $275,000. We will use all of such proceeds from such issuance to repay the currently outstanding principal amount of the Original Notes, plus accrued interest and would not have access to the remaining funds for working capital purposes, as described further herein." Please revise your disclosure to note how, regardless of whether you issue the entire $650,000 in notes or $275,000 in notes, the remaining balance available for working capital will be immaterial.

2. You state in the last paragraph on page 7 that without stockholder approval for the issuance of additional shares you "would not be required to issue an additional 2,000,000 shares of Common Stock to secure the New Notes," Please revise to note if you are required to issue the additional shares if your stockholders approve the issuance and why.

3. Please revise the proxy statement to note why you are paying off the original notes and whether you are currently subject to any financial penalties under the terms of the original notes or if you will be subject to any penalties in the near future.

Tiao-Tsan Lai
City Network, Inc.
March 27, 2006
Page 2

4. We note that you filed an 8-K on March 23, 2006 regarding the Securities Purchase Agreement you entered into with Cornell Capital Partners. Please amend the 8-K to include the Securities Purchase Agreement as an Exhibit. Also, please revise this proxy to note that a copy of the Securities Purchase Agreement is filed as an exhibit to your 8-K.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's ..disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

     * The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

     * The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

     * The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your fling or in response to our comments on your filing.

     All persons Who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

     If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.


                                    Sincerely,

                                    /s/ Owen Pinkerton

                                    Owen Pinkerton
                                    Senior Counsel